TDA – AMERI METRO COLLABORATION AGREEMENTADDENDUM

This Collaboration Agreement Addendum ("Addendum") by and between TDA Global Systems, LLC, a Limited Liability Company Registered, Domiciled and in current Good Standing in the State of Wyoming, with offices located at 30 N. Gould Street, Suite 22728, Sheridan, WY 82801 ("TDA") and Ameri Metro Infrastructure Cryptocurrency, Inc., a Corporation Registered, Domiciled and in current Good Standing in the State of Delaware, with offices located at 2575 Eastern Blvd., Suite 105, York, PA 17402 ("AMI"), who heretofore shall be and are herein referred to collectively as the ("Parties") shall be attached to the TDA – Ameri Metro Collaboration Agreement and made an enforceable part thereof.

WHEREAS, the TDA – Ameri Metro Collaboration Agreement ("Agreement") was executed by and between the Parties on the date of January 22, 2022; and

WHEREAS, the Parties anticipated joining as equal partners in any and all entities critical to and associated with the interests, goals and agreements, as agreed by and between the Parties in the Agreement thereto; and

WHEREAS, the Parties further agreed to collaborate thoroughly as full, 50% - 50%, equal collaborators in accordance with the terms and conditions of the Agreement, as expressly agreed to thereto; and

WHEREAS, the Parties agreed to equally collaborate on the raising of capital for project financing for equal, collaborative projects and businesses, in multiple and diverse areas of business on a global basis; and

WHEREAS, the Parties agree that, upon execution of this Addendum to the Agreement, which shall be known as the Effective Date thereto, the anticipated timeline for first funding for the Collaboration, one or more of its projects and for an agreed upon disbursement to the Parties, shall be Thirty (30) Days thereto

WHEREAS, the Parties wish to enter into this Addendum to the Agreement and to agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1. The Parties to this Agreement hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Addendum, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2. The Parties hereby expressly agree to join together on a collaborative basis as full, 50% - 50%, equal collaborators in all companies critical to and associated with the interests, goals and agreements of the Parties, as previously and expressly agreed by and between the Parties in the Agreement thereto.

3. The Parties hereby expressly agree to equally collaborate on the raising of capital for project financing for equal, collaborative projects and businesses, in multiple and diverse areas of business on a global basis, as previously and expressly agreed by and between the Parties in the Agreement thereto.

4. The Parties hereby agree that, upon execution of this Addendum to the Agreement, which shall be known as the Effective Date thereto, the anticipated timeline for first funding for the Collaboration, one or more of its projects and for an agreed upon disbursement to the Parties, shall be Thirty (30) Days thereto.

5. The Parties hereby further agree that, should first funding not occur within the 30 Day period after the Effective Date hereof, this Addendum and the Agreement it is attached to, shall be revisited by the Parties at that time.

6. The Parties hereby acknowledge, understand and agree that the preferred way of raining needed capital for all of the businesses, projects, goals and interests of the Parties, is for the collaboration to include adding shareholders and/or members to those entities and companies critical to and associated with the interests, goals and agreements of the Parties, as previously and expressly agreed by and between the Parties in the Agreement thereto.

7. To that end, the Parties hereby expressly agree that Todd Owen ("TO"), a Principal of TDA shall be added as a shareholder and/or member of all entities and/or companies owned in part or in whole by Shah Mathias, a Principal of AMI, as listed in the attached Schedule "A" and which shall state TO's shareholder and/or member interest in each listed company thereof, with said Schedule "A" to be attached hereto this Addendum and made an enforceable part hereof.

8. That, further, the Parties hereby expressly and further agree that the additions as contemplated in this Addendum, as listed in the attached Schedule "A" herein and agreed to by the Parties hereof, shall commence immediately upon execution of this Addendum by the Parties hereof.

9. The Parties hereby further and expressly agree to work collaboratively toward the completion of the agreed upon goals of this Addendum and shall provide any and all documentation necessary to do so, which shall of necessity include further shareholder and/or member additions as needed over time, including that of adding Shah Mathias as a shareholder and/or member to TDA affiliated entities and/or companies thereto.

10. The Parties herein expressly acknowledge, understand and agree that this Addendum to the Agreement shall be legally binding and shall become effective on the date as executed hereof ("Effective Date") and shall remain in effect as legally binding upon the Parties hereto.

11. The Parties herein expressly and further acknowledge, understand and agree that this Addendum to the Agreement has been drawn, agreed to and executed herein as legally binding, so that the Parties can immediately commence their collaboration in moving forward with business as agreed.

12. This Addendum to the Agreement shall commence on the date of signing, and execution hereof, which shall be the Effective Date herein.

13. This Addendum to the Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

14. This Addendum to the Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

15. It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this Addendum to the Agreement shall be valid, binding, legal and enforceable as if it were an original.

16. In any dispute or conflict by and between the Parties in which there is any kind of a conflict between the terms of this Addendum and those of the Collaboration Agreement it is hereby attached to, the terms and conditions of the Addendum shall be controlling.

17. Each Party to this Agreement hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Wyoming, in accordance with the rules of arbitration in the State of Wyoming and of the American Arbitration Association.

IN WITNESS WHEREOF, the Parties have caused this Addendum to the Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: February 11, 2022

TDA Global Systems, LLC

DocuSigned by:
EEF0F88A8E5F4F2...

By: Todd Owen
C.E.O.

DocuSigned by:
AF509B57211042E...

By: Todd Reynold
Witness

Ameri Metro Infrastructure Cryptocurrency, Inc.

DocuSigned by:
997DA1C2645D4C4...

By: Shah Mathias
C.E.O.

DocuSigned by:
7B8FB3F141C7465...

By: Rosemary Hennessy
Witness

SCHEDULE "A"

HIGHEST PRIORITY – TO BE DONE 2/14/22

Hi Speed Rail Facilities, Inc. with TO having a 50% Shareholder interest
Hi Speed Rail Facilities Provider, Inc. with TO having a 50% Shareholder interest
HSRF Statutory Trust with TO having a 50% Shareholder interest
Global Infrastructure Finance & Development Authority, Inc. with TO having a 25% Shareholder interest
Ameri Metro Infrastructure Cryptocurrency, Inc. with TO having a 50% Shareholder interest

NEXT IN PRIORITY – TO BE COMMENCED ON 2/15/22

HSR Logistics, Inc. with TO having a 12.5% Shareholder interest
HSR Freight Line Inc. with TO having a 12.5% Shareholder interest
HSR Passenger Services, Inc. with TO having a 12.5% Shareholder interest
HSR Technologies, Inc. with TO having a 12.5% Shareholder interest
Capehorn Abstract Inc. with TO having a 12.5% Shareholder interest
Cape Horn Abstracting with TO having a 12.5% Shareholder interest
Susquehanna Mortgage Bankers Corp with TO having a 12.5% Shareholder interest
Susquehanna Mortgage Bank with TO having a 12.5% Shareholder interest
susquehanna mortgage, co. with TO having a 12.5% Shareholder interest
Decentralized Autonomous Organization, LLC with TO having a 50% Member interest
Ledger Autonomous Organization with TO having a 50% Shareholder interest
Zurich Financial Guarantee and Security Company with TO having a 12.5% Shareholder interest
Penn Venture Capital, Co. with TO having a 12.5% Shareholder interest
Penn Insurance Services LLC with TO having a 17.5% Member interest
Atlantic Energy and Utilities, Inc. with TO having a 12.5% Shareholder interest
Atlantic Energy & Utility Products, Inc. with TO having a 12.5% Shareholder interest
KSJM International Airport, Inc. with TO having a 12.5% Shareholder interest
Crypto Asset and Natural Resources Commodities Exchange, LLC with TO having a 50% Member interest
Crypto Asset and Natural Resources Commodities Exchange with TO having a 50% Member interest

Crypto Asset and Natural Resources Commodities Exchange DAO LLC with TO having a 50% Member interest
Global Infrastructure Stock Exchange LLC with TO having a 50% Member interest
Global Consumptive Use Token Exchange DAO LLC with TO having a 50% Member interest
Digital Asset Management and Clearinghouse LAO LLC with TO having a 50% Member interest
Digital Asset Depository Statutory Trust with TO having a 50% Shareholder interest
Digital Asset Depository and Asset's custodian DAO LLC with TO having a 50% Member interest
Port of Ostia, Inc. with TO having a 50% Shareholder interest
Port of De Claudius, Inc. with TO having a 50% Member interest
Malibu Homes, Inc. with TO having a 12.5% Shareholder interest
Ameri Cement, Inc. with TO having a 12.5% Shareholder interest
Lord Chauffeurs LTD. with TO having a 12.5% Shareholder interest
Eastern Development & Design, Inc. with TO having a 12.5% Shareholder interest
Slater & West, Inc. with TO having a 12.5% Shareholder interest
Platinum Media Inc. with TO having a 12.5% Shareholder interest
Natural Resources LLC with TO having a 12.5% Member interest
Dutch East India Logistics Co. with TO having a 12.5% Shareholder interest
Ann Charles International Airport, Inc., with TO having a 12.5% Shareholder interest